File No. 812-15831

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

NB PRIVATE MARKETS ACCESS FUND LLC,

NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC,
NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP,
NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP,
NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP,
NB ASSET-BASED CREDIT FUND,

NB CR PMAF BLOCKER LLC,

NB PMAF IC LLC,

NB ASSET-BASED CREDIT HOLDINGS A LLC,

NB ASSET-BASED CREDIT HOLDINGS B LLC,

NB ASSET-BASED CREDIT TRUST 2025-1,
NB ALTERNATIVES ADVISERS LLC,
NEUBERGER BERMAN INVESTMENT ADVISERS LLC,
COLUMBIA NB CROSSROADS FUND II LP,

FAI - PRIVATE MARKETS INSIGHT MASTER FUND II,

GLSF1 LP,

JUNI PE FUND N (EUR) HOLDINGS LP,

JUNI PE FUND N (USD) HOLDINGS LP,

JUNI PRIVATE EQUITY FUND N (EUR), LP,

JUNI PRIVATE EQUITY FUND N (USD), LP,

KPS-NB MULTI-STRATEGY FUND I HOLDINGS LP,
MEP OPPORTUNITIES FUND HOLDINGS LP,
NB - IOWA’S PUBLIC UNIVERSITIES LP,
NB 1 PE INVESTMENT HOLDINGS LP,

NB 1911 LP,
NB AGI PE PORTFOLIO II FUND LP,

NB ALABASTER HOLDINGS LP,

NB ALPS CAYMAN HOLDINGS LTD,

NB ARKANSAS PERS FOO LP,
NB ASGA FUND HOLDINGS LP,

NB ASSURANT FUND LP,
NB AYAME HOLDINGS LP,
NB BELLE ISLE FUND LP,

NB BLUE ENSIGN FUND LP,

NB BLUEPRINT 2025 DIRECT INVESTMENT HOLDCO LP,

NB BOTERO HOLDINGS LP,

NB BPBI LP,

NB BVK HOLDINGS SCSP,

NB CANADA 1 FUND HOLDINGS LP,

NB CAPITAL SOLUTIONS III HOLDINGS LP,
NB CASPIAN HOLDINGS LP,

NB CENTRAL VALLEY HOLDINGS LP,

NB CIP V ALPHA (USD) LP,

NB CIP V DELTA (USD) LP,

NB CIP V ECHO (USD) LP,

NB CIP V FOXTROT (USD) LP,

NB CIP V GOLF (USD) LP,

NB CLIFTON PRIVATE EQUITY III HOLDINGS LP,

NB CLIFTON PRIVATE EQUITY IV HOLDINGS LP,
NB CPEG FUND HOLDINGS LP,
NB CREDIT OPPORTUNITIES FUND II LP,
NB CREDIT OPPORTUNITIES II EQUITY HOLDINGS (OFFSHORE) LP,

NB CROSSROADS 23 LC HOLDINGS LP,
NB CROSSROADS 23 MC HOLDINGS LP,
NB CROSSROADS 23 SS HOLDINGS LP,
NB CROSSROADS 23 VC HOLDINGS LP,
NB CROSSROADS 24 LC HOLDINGS LP,
NB CROSSROADS 24 MC HOLDINGS LP,
NB CROSSROADS 24 SS HOLDINGS LP,
NB CROSSROADS 24 VC HOLDINGS LP,

NB CROSSROADS 25 BUYOUT HOLDINGS LP,

NB CROSSROADS 25 VC HOLDINGS LP,
NB CROSSROADS XXII – MC HOLDINGS LP,
NB CROSSROADS XXII – VC HOLDINGS LP,
NB CRYSTAL PE HOLDINGS LP,
NB CS BOLT CO-INVEST LP,

NB DIRECT PRIVATE EQUITY 2022 HOLDINGS SCSP,

NB DIRECT PRIVATE EQUITY 2024 HOLDINGS SCSP,

NB DIRECT PRIVATE EQUITY A-B HOLDINGS SCSP,
NB ENHANCED INCOME HOLDINGS LP,
NB ENHANCED INCOME HOLDINGS II LP,
NB ENSTAR PE OPPORTUNITIES FUND, LP,
NB EURO CROSSROADS 2018 HOLDINGS SCSP,
NB EURO CROSSROADS 2021 HOLDINGS SCSP,
NB EURO CROSSROADS 2024 HOLDINGS SCSP,

NB FF HOLDINGS LP,

NB FIDEURAM CAPITAL SOLUTIONS LP,
NB FLAT CORNER PE HOLDINGS LP,
NB GEMINI FUND LP,
NB GLOBAL ACCESS HOLDINGS SCSP,
NB GREENCASTLE LP,
NB INITIUM PE (EUR) HOLDINGS LP,
NB INITIUM PE (USD) HOLDINGS LP,
NB INITIUM PE II (USD) HOLDINGS LP,

NB INITIUM PE III (USD) HOLDINGS LP,

NB JAPAN PRIVATE EQUITY OPPORTUNITIES FUND LP,

NB KOHAKUCHOU FUND HOLDINGS LP,

NB LIQID PE NXT HOLDINGS SCSP,
NB OAK LP,

NB ODYSSEY LP,

NB OPC FUND LP,

NB ORIENTALIS PE HOLDINGS LP,

NB PA CO-INVESTMENT FUND LP,
NB PEP HOLDINGS LIMITED,
NB PINNACOL ASSURANCE FUND LP,
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP,
NB PRIVATE PACKAGE LP,

NB PT HOLDINGS LP,

NB RED PINE LP,
NB REMBRANDT HOLDINGS 2018 LP,
NB REMBRANDT HOLDINGS 2020 LP,
NB REMBRANDT HOLDINGS 2022 LP,

NB REMBRANDT HOLDINGS 2024 LP,
NB RIVER CITY FUND LP,

NB ROCKY MOUNTAIN CO INVEST FUND I LP,
NB RP CO-INVESTMENT & SECONDARY FUND LLC,
NB RPPE PARTNERS LP,
NB SAMPENSION CO-INVEST SCSP,

NB SBS US 3 FUND LP,
NB SELECT OPPS III MHF LP,
NB SELECT OPPS IV MHF LP,
NB SELECT OPPS V MHF LP,

NB SELECT OPPS VI MHF LP,

NB SELECT OPPS VII MHF LP,

NB SELECT OPPS VIII MHF LP,
NB SHP FUND HOLDINGS LP,
NB SI-APOLLO SENGAI FUND HOLDINGS LP,

NB SPECIALTY FINANCE INCOME FUND (CAD),
NB SOF III HOLDINGS LP,

NB SOF GRANITE FUND LP,
NB SOF IV CAYMAN HOLDINGS LP,
NB SOF IV HOLDINGS LP,
NB SOF V CAYMAN HOLDINGS LP,
NB SOF V HOLDINGS LP,

NB SOF VI HOLDINGS LP,
NB SONORAN FUND LIMITED PARTNERSHIP,
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD,
NB STAR BUYOUT STRATEGY 2021 HOLDINGS LTD,
NB STAR BUYOUT STRATEGY 2022 HOLDINGS LTD,

NB STAR 2023 HOLDINGS LTD,

NB STAR ALTERNATIVES HOLDINGS LTD.,
NB STRATEGIC CAPITAL II CO-INVEST LP,

NB STRATEGIC CAPITAL LP,

NB STRATEGIC CAPITAL II CAYMAN HOLDINGS LP,
NB STRATEGIC CAPITAL II HOLDINGS LP,
NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP,

NB STRATEGIC CO-INVESTMENT PARTNERS V LP,

NB STRATEGIC CO-INVESTMENT PARTNERS V-EU SCSP,

NB STRATEGIC CO-INVESTMENT PARTNERS V-EURO SCSP,
NB STRATEGIC PARTNERSHIP FUND CO-INVESTMENTS LP,
NB TCC STRATEGIC HOLDINGS LP,
NB TEAM SUPER CO-INVEST FUND LP,

NB TPSF EM PE FUND LP,

NB VB HOLDINGS SCA SICAV RAIF,

NB VENUS 2024 JPY CAYMAN HOLDINGS LTD.,

NB VENUS 2024 USD CAYMAN HOLDINGS LTD.,
NB WESSEX HOLDINGS LP,
NB WILDCATS FUND LP,

NBAL HOLDINGS LP,

NBCB GLOBAL CO-INV FUND LP,
NBFOF IMPACT - HOLDINGS LP,
NB-SOMPO RA HOLDINGS LP,
NEUB HOLDINGS LP,

NEUB RENEWABLE ENERGY HOLDINGS LP,

NEUBERGER ABCI FUND SCSP,
NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP,

NEUBERGER BERMAN PRIVATE EQUITY RETIREMENT FUND,

NEUBERGER EQ PRIVATE EQUITY LP,

NEUBERGER SPECIALTY FINANCE SIERRA FUND LP,
NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP,

NYC-NORTHBOUND EMERGING MANAGERS PROGRAM II LP,
NYSCRF NB CO-INVESTMENT FUND LLC,
NYSCRF NB CO-INVESTMENT FUND II LLC,

NYSCRF NB CO-INVESTMENT FUND III LLC,
NBSF CANADA INVESTORS 2021-1 LP,

NBSF III MASTER HOLDINGS LP,

NBSF REDWOOD FUND LP,

NBSF VICTORIA CO-INVEST (CAYMAN) LP,

OLIVE CAYMAN HOLDINGS LTD,
PLUTON CAPITAL PARTNERS 2024 JPY CAYMAN HOLDINGS LTD,

PLUTON CAPITAL PARTNERS 2024 USD CAYMAN HOLDINGS LTD,
PLUTON CAPITAL PARTNERS 2025 EUR CAYMAN HOLDINGS LTD,

SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.,
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.,
SOLEIL 2020 CAYMAN HOLDINGS LTD,
SOLEIL 2022 EUR CAYMAN HOLDINGS LTD,
SOLEIL B 2022 EUR CAYMAN HOLDINGS LTD,
SOLEIL B 2022 USD CAYMAN HOLDINGS LTD,

SOLEIL B 2024 USD CAYMAN HOLDINGS LTD,

SOLEIL B CO-INVESTMENT HOLDINGS LP,

SOLEIL CO-INVESTMENT HOLDINGS LP,
SUNBERG PE OPPORTUNITIES FUND LLC,
TORANOMON PRIVATE EQUITY 1, L.P.

1290 Avenue of the Americas
New York, NY 10104
(212) 476-9000

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Corey Issing
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104
Telephone: (212) 476-9000

Corey.Issing@nb.com

Copies to:

Nicole M. Runyan, P.C. Kim E. Kaufman, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800 nicole.runyan@kirkland.com kim.kaufman@kirkland.com	Lisa Nosal, Esq. Kirkland & Ellis LLP 200 Clarendon Street Boston, MA 02116 Telephone: (617) 385-7500 lisa.nosal@kirkland.com

October 10, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

NB PRIVATE MARKETS ACCESS FUND LLC,
NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC,
NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP,
NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP,
NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP,
NB ASSET-BASED CREDIT FUND,

NB CR PMAF BLOCKER LLC,

NB PMAF IC LLC,

NB ASSET-BASED CREDIT HOLDINGS A LLC,

NB ASSET-BASED CREDIT HOLDINGS B LLC,

NB ASSET-BASED CREDIT TRUST 2025-1,
NB ALTERNATIVES ADVISERS LLC,
NEUBERGER BERMAN INVESTMENT ADVISERS LLC,
COLUMBIA NB CROSSROADS FUND II LP,

FAI - PRIVATE MARKETS INSIGHT MASTER FUND II,

GLSF1 LP,

JUNI PE FUND N (EUR) HOLDINGS LP,

JUNI PE FUND N (USD) HOLDINGS LP,

JUNI PRIVATE EQUITY FUND N (EUR), LP,

JUNI PRIVATE EQUITY FUND N (USD), LP,

KPS-NB MULTI-STRATEGY FUND I HOLDINGS LP,
MEP OPPORTUNITIES FUND HOLDINGS LP,
NB - IOWA’S PUBLIC UNIVERSITIES LP,
NB 1 PE INVESTMENT HOLDINGS LP,

NB 1911 LP,
NB AGI PE PORTFOLIO II FUND LP,

NB ALABASTER HOLDINGS LP,

NB ALPS CAYMAN HOLDINGS LTD,

NB ARKANSAS PERS FOO LP,
NB ASGA FUND HOLDINGS LP,

NB ASSURANT FUND LP,
NB AYAME HOLDINGS LP,

NB BELLE ISLE FUND LP,
NB BLUE ENSIGN FUND LP,

: : : : : : : : : : : : : : : : : : : : : : : : :	AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

NB BLUEPRINT 2025 DIRECT INVESTMENT HOLDCO LP,

NB BOTERO HOLDINGS LP,

NB BPBI LP,

NB BVK HOLDINGS SCSP,

NB CANADA 1 FUND HOLDINGS LP,

NB CAPITAL SOLUTIONS III HOLDINGS LP,
NB CASPIAN HOLDINGS LP,NB CENTRAL VALLEY HOLDINGS LP,

NB CIP V ALPHA (USD) LP,

NB CIP V DELTA (USD) LP,

NB CIP V ECHO (USD) LP,

NB CIP V FOXTROT (USD) LP,

NB CIP V GOLF (USD) LP,

NB CLIFTON PRIVATE EQUITY III HOLDINGS LP,

NB CLIFTON PRIVATE EQUITY IV HOLDINGS LP,

NB CPEG FUND HOLDINGS LP,
NB CREDIT OPPORTUNITIES FUND II LP,
NB CREDIT OPPORTUNITIES II EQUITY HOLDINGS (OFFSHORE) LP,
NB CROSSROADS 23 LC HOLDINGS LP,
NB CROSSROADS 23 MC HOLDINGS LP,
NB CROSSROADS 23 SS HOLDINGS LP,
NB CROSSROADS 23 VC HOLDINGS LP,
NB CROSSROADS 24 LC HOLDINGS LP,
NB CROSSROADS 24 MC HOLDINGS LP,
NB CROSSROADS 24 SS HOLDINGS LP,
NB CROSSROADS 24 VC HOLDINGS LP,

NB CROSSROADS 25 BUYOUT HOLDINGS LP,

NB CROSSROADS 25 VC HOLDINGS LP,
NB CROSSROADS XXII – MC HOLDINGS LP,
NB CROSSROADS XXII – VC HOLDINGS LP,
NB CRYSTAL PE HOLDINGS LP,

NB CS BOLT CO-INVEST LP,
NB DIRECT PRIVATE EQUITY 2022 HOLDINGS SCSP,

NB DIRECT PRIVATE EQUITY 2024 HOLDINGS SCSP,

NB DIRECT PRIVATE EQUITY A-B HOLDINGS SCSP,
NB ENHANCED INCOME HOLDINGS LP,
NB ENHANCED INCOME HOLDINGS II LP,
NB ENSTAR PE OPPORTUNITIES FUND, LP,
NB EURO CROSSROADS 2018 HOLDINGS SCSP,
NB EURO CROSSROADS 2021 HOLDINGS SCSP,
NB EURO CROSSROADS 2024 HOLDINGS SCSP,

NB FF HOLDINGS LP,

NB FIDEURAM CAPITAL SOLUTIONS LP,
NB FLAT CORNER PE HOLDINGS LP,

NB GEMINI FUND LP,
NB GLOBAL ACCESS HOLDINGS SCSP,
NB GREENCASTLE LP,
NB INITIUM PE (EUR) HOLDINGS LP,
NB INITIUM PE (USD) HOLDINGS LP,
NB INITIUM PE II (USD) HOLDINGS LP,
NB INITIUM PE III (USD) HOLDINGS LP,
 NB JAPAN PRIVATE EQUITY OPPORTUNITIES FUND LP,
NB KOHAKUCHOU FUND HOLDINGS LP,
NB LIQID PE NXT HOLDINGS SCSP,
NB OAK LP,
NB ODYSSEY LP,
NB OPC FUND LP,
NB ORIENTALIS PE HOLDINGS LP,
NB PA CO-INVESTMENT FUND LP,
NB PEP HOLDINGS LIMITED,
NB PINNACOL ASSURANCE FUND LP,
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP,
NB PRIVATE PACKAGE LP,
NB PT HOLDINGS LP,
 NB RED PINE LP,
NB REMBRANDT HOLDINGS 2018 LP,
NB REMBRANDT HOLDINGS 2020 LP,
NB REMBRANDT HOLDINGS 2022 LP,
NB REMBRANDT HOLDINGS 2024 LP,
NB RIVER CITY FUND LP,
NB ROCKY MOUNTAIN CO INVEST FUND I LP,
NB RP CO-INVESTMENT & SECONDARY FUND LLC,
NB RPPE PARTNERS LP,
NB SAMPENSION CO-INVEST SCSP,
NB SBS US 3 FUND LP,
NB SELECT OPPS III MHF LP,
NB SELECT OPPS IV MHF LP,
NB SELECT OPPS V MHF LP,
NB SELECT OPPS VI MHF LP,
NB SELECT OPPS VII MHF LP,
NB SELECT OPPS VIII MHF LP,
NB SHP FUND HOLDINGS LP,
NB SI-APOLLO SENGAI FUND HOLDINGS LP,
NB SPECIALTY FINANCE INCOME FUND (CAD),
NB SOF III HOLDINGS LP,
NB SOF GRANITE FUND LP,
NB SOF IV CAYMAN HOLDINGS LP,
NB SOF IV HOLDINGS LP,
NB SOF V CAYMAN HOLDINGS LP,
NB SOF V HOLDINGS LP,
NB SOF VI HOLDINGS LP,

NB SONORAN FUND LIMITED PARTNERSHIP,
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD,
NB STAR BUYOUT STRATEGY 2021 HOLDINGS LTD,
NB STAR BUYOUT STRATEGY 2022 HOLDINGS LTD,
NB STAR 2023 HOLDINGS LTD,
NB STAR ALTERNATIVES HOLDINGS LTD.,
NB STRATEGIC CAPITAL II CO-INVEST LP,
NB STRATEGIC CAPITAL LP,
NB STRATEGIC CAPITAL II CAYMAN HOLDINGS LP,
NB STRATEGIC CAPITAL II HOLDINGS LP,
NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP,
NB STRATEGIC CO-INVESTMENT PARTNERS V LP,
NB STRATEGIC CO-INVESTMENT PARTNERS V-EU SCSP,
NB STRATEGIC CO-INVESTMENT PARTNERS V-EURO SCSP,
NB STRATEGIC PARTNERSHIP FUND CO-INVESTMENTS LP,
NB TCC STRATEGIC HOLDINGS LP,
NB TEAM SUPER CO-INVEST FUND LP,
NB TPSF EM PE FUND LP,
NB VB HOLDINGS SCA SICAV RAIF,
NB VENUS 2024 JPY CAYMAN HOLDINGS LTD.,
NB VENUS 2024 USD CAYMAN HOLDINGS LTD.,
NB WESSEX HOLDINGS LP,
NB WILDCATS FUND LP,
NBAL HOLDINGS LP,
NBCB GLOBAL CO-INV FUND LP,
NBFOF IMPACT - HOLDINGS LP,
NB-SOMPO RA HOLDINGS LP,
NEUB HOLDINGS LP,
NEUB RENEWABLE ENERGY HOLDINGS LP,
NEUBERGER ABCI FUND SCSP,
NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP,
NEUBERGER BERMAN PRIVATE EQUITY RETIREMENT FUND,
NEUBERGER EQ PRIVATE EQUITY LP,
NEUBERGER SPECIALTY FINANCE SIERRA FUND LP,
NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP,
NYC-NORTHBOUND EMERGING MANAGERS PROGRAM II LP,
NYSCRF NB CO-INVESTMENT FUND LLC,

NYSCRF NB CO-INVESTMENT FUND II LLC,
NYSCRF NB CO-INVESTMENT FUND III LLC,
NBSF CANADA INVESTORS 2021-1 LP,
NBSF III MASTER HOLDINGS LP,
NBSF REDWOOD FUND LP,
NBSF VICTORIA CO-INVEST (CAYMAN) LP,
OLIVE CAYMAN HOLDINGS LTD,
PLUTON CAPITAL PARTNERS 2024 JPY CAYMAN HOLDINGS LTD,
PLUTON CAPITAL PARTNERS 2024 USD CAYMAN HOLDINGS LTD,
PLUTON CAPITAL PARTNERS 2025 EUR CAYMAN HOLDINGS LTD,
SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.,
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.,
SOLEIL 2020 CAYMAN HOLDINGS LTD,
SOLEIL 2022 EUR CAYMAN HOLDINGS LTD,
SOLEIL B 2022 EUR CAYMAN HOLDINGS LTD,
SOLEIL B 2022 USD CAYMAN HOLDINGS LTD,
SOLEIL B 2024 USD CAYMAN HOLDINGS LTD,
SOLEIL B CO-INVESTMENT HOLDINGS LP,
SOLEIL CO-INVESTMENT HOLDINGS LP,
SUNBERG PE OPPORTUNITIES FUND LLC,
TORANOMON PRIVATE EQUITY 1, L.P.

1290 AVENUE OF THE AMERICAS
NEW YORK, NY 10104
File No. 812-15831

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 13, 2022, and amended through an order issued on October 25, 2022 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	NB Private Markets Access Fund LLC, an externally managed, closed-end management investment company registered under the 1940 Act (“PMAF”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Neuberger Berman BDC LLC, et al. (File No. 812-15124), Release No. 34443 (December 16, 2021) (notice), Release No. 34469 (January 13, 2022) (order), as amended by Neuberger Berman BDC LLC, et al. (File No. 812-15378), Release No. 34719 (September 29, 2022) (notice), Release No. 34730 (October 25, 2022) (order).

•	NB Crossroads Private Markets Fund IV Holdings LLC, an externally managed, closed-end management investment company registered under the 1940 Act (“PMF IV”);

•	NB Crossroads Private Markets Fund V Holdings LP, an externally managed, closed-end management investment company registered under the 1940 Act (“PMF V”);

•	NB Crossroads Private Markets Fund VI Holdings LP, an externally managed, closed-end management investment company registered under the 1940 Act (“PMF VI”);

•	NB Crossroads Private Markets Fund VII Holdings LP, an externally managed, closed-end management investment company registered under the 1940 Act (“PMF VII”);

•	NB Asset-Based Credit Fund, an externally managed, closed-end management investment company registered under the 1940 Act (“ABC Fund” and, collectively with PMAF, PMF IV, PMF V, PMF VI and PMF VII, the “Existing Regulated Funds”);

•	NB Alternatives Advisers LLC (“NBAA”), which (i) is investment adviser to each Existing Affiliated Fund (as defined below) and (ii) is sub-adviser to each Existing Regulated Fund, on behalf of itself and its successors;[3]

•	Neuberger Berman Investment Advisers LLC (“NBIA”), investment adviser to the Existing Regulated Funds and which may serve as investment adviser to Future Regulated Funds, on behalf of itself and its successors. NBAA and NBIA are referred to as the “NB Advisers.” Each of the NB Advisers is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and

•	the investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(7) or 3(c)(11) (the “Existing Affiliated Funds”, and collectively with the Existing Regulated Funds and the NB Advisers, the “Applicants”).[4]

[3]	The term “successor”, as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]	“Adviser” means the NB Advisers, and any other investment adviser controlling, controlled by, or under common control with an NB Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

Each Applicant below may be deemed to be directly or indirectly controlled by Neuberger Berman Group LLC (“Neuberger Berman Group”). This entity owns controlling interests in the NB Advisers and thus may be deemed to control the Regulated Funds and Existing Affiliated Funds. Neuberger Berman Group, however, does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Neuberger Berman Group has not been included as an Applicant. Neuberger Berman Group’s voting equity is owned by NBSH Acquisition, LLC (“NBSH”). NBSH is owned by current and former Neuberger Berman Group employees, directors, consultants and, in certain instances, their permitted transferees.

A.	NB Private Markets Access Fund LLC

PMAF was organized as a Delaware limited liability company on July 10, 2020. PMAF is a non-diversified, closed-end management investment company registered under the 1940 Act. In addition, PMAF has elected to be treated as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. PMAF’s investment objective is to seek to provide attractive, long-term capital appreciation by investing primarily in an actively managed portfolio of private equity investments. The Board of PMAF has six members, none of whom are “interested persons” as defined in Section 2(a)(19) of the 1940 Act (each, an “Independent Director”).10

B.	NB Crossroads Private Markets Fund IV Holdings LLC

PMF IV was organized as a Delaware limited liability company on November 10, 2015. PMF IV is a non-diversified, closed-end management investment company registered under the 1940 Act. In addition, PMF IV is treated as a partnership for tax purposes under the Code, and intends to continue to be treated as a partnership in the future. PMF IV’s investment objective is to provide attractive risk-adjusted returns through diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies. The Board of PMF IV has six members, all of whom are Independent Directors.

C.	NB Crossroads Private Markets Fund V Holdings LP

PMF V was organized as a Delaware limited partnership on March 30, 2017. PMF V is a non-diversified, closed-end management investment company registered under the 1940 Act. In addition, PMF V is treated as a partnership for tax purposes under the Code. PMF V’s investment objective is to provide attractive long-term returns by investing in a diversified global portfolio of high quality third-party private equity funds, including secondary investments in underlying portfolio funds acquired from investors in such portfolio funds, and by co-investing directly in portfolio companies alongside portfolio funds and other private equity firms. The Board of PMF V has six members, all of whom are Independent Directors.

D.	NB Crossroads Private Markets Fund VI Holdings LP

PMF VI was organized as a Delaware limited partnership on June 1, 2018. PMF VI is a non-diversified, closed-end management investment company registered under the 1940 Act. In addition, PMF VI has elected to be treated as a RIC under Sub-Chapter M of the Code, and intends to continue to make such election in the future. PMF VI’s investment objective is to provide attractive long-term returns by investing in a diversified global portfolio of high quality third- party private equity funds, including secondary investments in underlying portfolio funds acquired from investors in such portfolio funds, pursuing investment strategies in small and mid-cap buyout, large-cap buyout, special situations (primarily distressed-oriented strategies), and venture and growth capital, and by co-investing directly in portfolio companies alongside portfolio funds and other private equity firms. The Board of PMF VI has six members, all of whom are Independent Directors.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

E.	NB Crossroads Private Markets Fund VII Holdings LP

PMF VII was organized as a Delaware limited partnership on March 11, 2021. PMF VII is a non-diversified, closed-end management investment company registered under the 1940 Act. In addition, PMF VII has elected to be treated as a RIC under Sub-Chapter M of the Code, and intends to continue to make such election in the future. PMF VII’s investment objective is to seek to provide attractive long-term returns by investing in a diversified global portfolio of high quality third- party private equity funds, including secondary investments in underlying portfolio funds acquired from investors in such portfolio funds, pursuing investment strategies in small and mid-cap buyout, large-cap buyout, special situations (primarily distressed-oriented strategies), and venture and growth capital, and by co-investing directly in portfolio companies alongside portfolio funds and other private equity firms. The Board of PMF VII has six members, all of whom are Independent Directors.

F.	NB Asset-Based Credit Fund

ABC Fund was organized as a Delaware statutory trust on September 5, 2024. ABC Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. In addition, ABC Fund intends to elect to be treated as a RIC under Sub-Chapter M of the Code and intends to continue to make such election in the future. ABC Fund’s investment objective is to seek to provide a high level of current income by investing in an actively-managed portfolio focused on short-duration, asset-based credit assets (e.g., various forms of consumer, small business, trade and receivables finance, real estate and other asset-backed securities). The Board of ABC Fund has six members, all of whom are Independent Directors.

G.	NB Alternatives Advisers LLC

NBAA, a Delaware limited liability company, is a registered investment adviser under the Advisers Act. NBAA is directly owned by NB Alternatives Holdings LLC and Neuberger Berman AA LLC, each of which is a subsidiary of Neuberger Berman Group. NBAA serves as the investment adviser to each Existing Affiliated Fund and sub-adviser to the Existing Regulated Funds. NBAA may act as the investment adviser to future Affiliated Entities, including Future Regulated Funds.

H.	Neuberger Berman Investment Advisers LLC

NBIA, a Delaware limited liability company, is a registered investment adviser under the Advisers Act. NBIA is an indirect, wholly-owned subsidiary of Neuberger Berman Group and provides investment advisory services to the Neuberger Berman Group open-end and closed-end funds that are registered under the 1940 Act, including the Existing Regulated Funds. NBIA also provides investment strategies, including a full-range of equity, fixed income and alternatives, directly or indirectly to, among others, large public and private pension funds, academic and charitable institutions, corporate entities, and high net worth individuals. Neuberger Berman Group’s voting equity is owned by NBSH. NBIA may act as the investment adviser to Future Regulated Funds.

I.	Existing Affiliated Funds

Each Existing Affiliated Fund is an investment vehicle, which is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1), 3(c)(7) or 3(c)(11) of the 1940 Act.11 NBAA serves as investment adviser to each Existing Affiliated Fund. A complete list of the Existing Affiliated Funds is included in Schedule A.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[11]	In the future, an Affiliated Entity may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The NB Advisers are each directly or indirectly controlled by Neuberger Berman Group, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the NB Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an NB Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.            Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.            Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.            Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4.            No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.            Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

6.            Dispositions:

(a)            Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.            Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8.            Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Corey Issing
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104
Telephone: (212) 476-9000

Corey.Issing@nb.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Nicole M. Runyan, P.C. Kim E. Kaufman, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800 nicole.runyan@kirkland.com kim.kaufman@kirkland.com	Lisa Nosal, Esq. Kirkland & Ellis LLP 200 Clarendon Street Boston, MA 02116 Telephone: (617) 385-7500 lisa.nosal@kirkland.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[22]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812- 15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

The Applicants have caused this Application to be duly signed on their behalf on the 10th day of October, 2025.

NB PRIVATE MARKETS ACCESS FUND LLC

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB ASSET-BASED CREDIT FUND

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Principal Executive Officer

NB CR PMAF BLOCKER LLC

By: NB Private Markets Access Fund LLC, its sole member

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	Authorized Signatory

NB PMAF IC LLC

By: NB Private Markets Access Fund LLC, its sole member

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	Authorized Signatory

NB ASSET-BASED CREDIT HOLDINGS A LLC

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Authorized Signatory

NB ASSET-BASED CREDIT HOLDINGS B LLC

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Authorized Signatory

NB ASSET-BASED CREDIT TRUST 2025-1

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Authorized Signatory

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Brian Kerrane
	Name:	Brian Kerrane
	Title:	Authorized Signatory

COLUMBIA NB CROSSROADS FUND II LP

FAI - PRIVATE MARKETS INSIGHT MASTER FUND II

GLSF1 LP

JUNI PE FUND N (EUR) HOLDINGS LP

JUNI PE FUND N (USD) HOLDINGS LP

JUNI PRIVATE EQUITY FUND N (EUR), LP

JUNI PRIVATE EQUITY FUND N (USD), LP

KPS-NB MULTI-STRATEGY FUND I HOLDINGS LP
MEP OPPORTUNITIES FUND HOLDINGS LP
NB - IOWA’S PUBLIC UNIVERSITIES LP
NB 1 PE INVESTMENT HOLDINGS LP
NB 1911 LP
NB AGI PE PORTFOLIO II FUND LP
NB ALABASTER HOLDINGS LP

NB ALPS CAYMAN HOLDINGS LTD

NB ARKANSAS PERS FOO LP

NB ASGA FUND HOLDINGS LP

NB ASSURANT FUND LP
NB AYAME HOLDINGS LP
NB BELLE ISLE FUND LP

NB BLUE ENSIGN FUND LP

NB BLUEPRINT 2025 DIRECT INVESTMENT HOLDCO LP

NB BOTERO HOLDINGS LP

NB BPBI LP

NB BVK HOLDINGS SCSP

NB CANADA 1 FUND HOLDINGS LP

NB CAPITAL SOLUTIONS III HOLDINGS LP
NB CASPIAN HOLDINGS LP

NB CENTRAL VALLEY HOLDINGS LP

NB CIP V ALPHA (USD) LP

NB CIP V DELTA (USD) LP

NB CIP V ECHO (USD) LP

NB CIP V FOXTROT (USD) LP

NB CIP V GOLF (USD) LP

NB CLIFTON PRIVATE EQUITY III HOLDINGS LP

NB CLIFTON PRIVATE EQUITY IV HOLDINGS LP
NB CPEG FUND HOLDINGS LP
NB CREDIT OPPORTUNITIES FUND II LP
NB CREDIT OPPORTUNITIES II EQUITY HOLDINGS (OFFSHORE) LP

NB CROSSROADS 23 LC HOLDINGS LP
NB CROSSROADS 23 MC HOLDINGS LP
NB CROSSROADS 23 SS HOLDINGS LP
NB CROSSROADS 23 VC HOLDINGS LP
NB CROSSROADS 24 LC HOLDINGS LP
NB CROSSROADS 24 MC HOLDINGS LP
NB CROSSROADS 24 SS HOLDINGS LP
NB CROSSROADS 24 VC HOLDINGS LP

NB CROSSROADS 25 BUYOUT HOLDINGS LP

NB CROSSROADS 25 VC HOLDINGS LP
NB CROSSROADS XXII – MC HOLDINGS LP
NB CROSSROADS XXII – VC HOLDINGS LP

NB CRYSTAL PE HOLDINGS LP

NB CS BOLT CO-INVEST LP

NB DIRECT PRIVATE EQUITY 2022 HOLDINGS SCSP

NB DIRECT PRIVATE EQUITY 2024 HOLDINGS SCSP

NB DIRECT PRIVATE EQUITY A-B HOLDINGS SCSP
NB ENHANCED INCOME HOLDINGS LP

NB ENHANCED INCOME HOLDINGS II LP
NB ENSTAR PE OPPORTUNITIES FUND, LP
NB EURO CROSSROADS 2018 HOLDINGS SCSP
NB EURO CROSSROADS 2021 HOLDINGS SCSP
NB EURO CROSSROADS 2024 HOLDINGS SCSP

NB FF HOLDINGS LP

NB FIDEURAM CAPITAL SOLUTIONS LP
NB FLAT CORNER PE HOLDINGS LP
NB GEMINI FUND LP
NB GLOBAL ACCESS HOLDINGS SCSP
NB GREENCASTLE LP
NB INITIUM PE (EUR) HOLDINGS LP
NB INITIUM PE (USD) HOLDINGS LP

NB INITIUM PE II (USD) HOLDINGS LP

NB INITIUM PE III (USD) HOLDINGS LP

NB JAPAN PRIVATE EQUITY OPPORTUNITIES FUND LP

NB KOHAKUCHOU FUND HOLDINGS LP

NB LIQID PE NXT HOLDINGS SCSP
NB OAK LP

NB ODYSSEY LP

NB OPC FUND LP

NB ORIENTALIS PE HOLDINGS LP
NB PA CO-INVESTMENT FUND LP
NB PEP HOLDINGS LIMITED
NB PINNACOL ASSURANCE FUND LP
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP
NB PRIVATE PACKAGE LP
NB PT HOLDINGS LP

NB RED PINE LP

NB REMBRANDT HOLDINGS 2018 LP
NB REMBRANDT HOLDINGS 2020 LP
NB REMBRANDT HOLDINGS 2022 LP

NB REMBRANDT HOLDINGS 2024 LP
NB RIVER CITY FUND LP

NB ROCKY MOUNTAIN CO INVEST FUND I LP
NB RP CO-INVESTMENT & SECONDARY FUND LLC
NB RPPE PARTNERS LP
NB SAMPENSION CO-INVEST SCSP

NB SBS US 3 FUND LP
NB SELECT OPPS III MHF LP

NB SELECT OPPS IV MHF LP
NB SELECT OPPS V MHF LP

NB SELECT OPPS VI MHF LP

NB SELECT OPPS VII MHF LP

NB SELECT OPPS VIII MHF LP
NB SHP FUND HOLDINGS LP
NB SI-APOLLO SENGAI FUND HOLDINGS LP
NB SPECIALTY FINANCE INCOME FUND (CAD)

NB SOF III HOLDINGS LP
NB SOF GRANITE FUND LP

NB SOF IV CAYMAN HOLDINGS LP
NB SOF IV HOLDINGS LP
NB SOF V CAYMAN HOLDINGS LP
NB SOF V HOLDINGS LP

NB SOF VI HOLDINGS LP
NB SONORAN FUND LIMITED PARTNERSHIP
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD
NB STAR BUYOUT STRATEGY 2021 HOLDINGS LTD

NB STAR BUYOUT STRATEGY 2022 HOLDINGS LTD

NB STAR 2023 HOLDINGS LTD

NB STAR ALTERNATIVES HOLDINGS LTD.
NB STRATEGIC CAPITAL II CO-INVEST LP

NB STRATEGIC CAPITAL LP

NB STRATEGIC CAPITAL II CAYMAN HOLDINGS LP

NB STRATEGIC CAPITAL II HOLDINGS LP

NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP

NB STRATEGIC CO-INVESTMENT PARTNERS V LP

NB STRATEGIC CO-INVESTMENT PARTNERS V-EU SCSP

NB STRATEGIC CO-INVESTMENT PARTNERS V-EURO SCSP

NB STRATEGIC PARTNERSHIP FUND CO-INVESTMENTS LP

NB TCC STRATEGIC HOLDINGS LP

NB TEAM SUPER CO-INVEST FUND LP

NB TPSF EM PE FUND LP

NB VB HOLDINGS SCA SICAV RAIF

NB VENUS 2024 JPY CAYMAN HOLDINGS LTD.

NB VENUS 2024 USD CAYMAN HOLDINGS LTD.

NB WESSEX HOLDINGS LP
NB WILDCATS FUND LP
NBAL HOLDINGS LP

NBCB GLOBAL CO-INV FUND LP
NBFOF IMPACT – HOLDINGS LP

NB-SOMPO RA HOLDINGS LP
NEUB HOLDINGS LP
NEUB RENEWABLE ENERGY HOLDINGS LP
NEUBERGER ABCI FUND SCSP

NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP

NEUBERGER BERMAN PRIVATE EQUITY RETIREMENT FUND
NEUBERGER EQ PRIVATE EQUITY LP

NEUBERGER SPECIALTY FINANCE SIERRA FUND LP

NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP

NYC-NORTHBOUND EMERGING MANAGERS PROGRAM II LP
NYSCRF NB CO-INVESTMENT FUND LLC
NYSCRF NB CO-INVESTMENT FUND II LLC

NYSCRF NB CO-INVESTMENT FUND III LLC

NBSF CANADA INVESTORS 2021-1 LP

NBSF III MASTER HOLDINGS LP

NBSF REDWOOD FUND LP

NBSF VICTORIA CO-INVEST (CAYMAN) LP
OLIVE CAYMAN HOLDINGS LTD

PLUTON CAPITAL PARTNERS 2024 JPY CAYMAN HOLDINGS LTD

PLUTON CAPITAL PARTNERS 2024 USD CAYMAN HOLDINGS LTD
PLUTON CAPITAL PARTNERS 2025 EUR CAYMAN HOLDINGS LTD

SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SOLEIL 2020 CAYMAN HOLDINGS LTD

SOLEIL 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 USD CAYMAN HOLDINGS LTD

SOLEIL B 2024 USD CAYMAN HOLDINGS LTD

SOLEIL B CO-INVESTMENT HOLDINGS LP

SOLEIL CO-INVESTMENT HOLDINGS LP
SUNBERG PE OPPORTUNITIES FUND LLC
TORANOMON PRIVATE EQUITY 1, L.P.

By:	/s/ Christian Neira
Name:Christian Neira
Title:Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of the Applicants, as the case may be, that he holds the office with or is the authorized signatory of each such entity as indicated below, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

NB PRIVATE MARKETS ACCESS FUND LLC

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	President

NB ASSET-BASED CREDIT FUND

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Principal Executive Officer

NB CR PMAF BLOCKER LLC

By: NB Private Markets Access Fund LLC, its sole member

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	Authorized Signatory

NB PMAF IC LLC

By: NB Private Markets Access Fund LLC, its sole member

By:	/s/ Peter von Lehe
	Name:	Peter von Lehe
	Title:	Authorized Signatory

NB ASSET-BASED CREDIT HOLDINGS A LLC

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Authorized Signatory

NB ASSET-BASED CREDIT HOLDINGS B LLC

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Authorized Signatory

NB ASSET-BASED CREDIT TRUST 2025-1

By:	/s/ Peter Sterling
	Name:	Peter Sterling
	Title:	Authorized Signatory

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Brian Kerrane
	Name:	Brian Kerrane
	Title:	Authorized Signatory

COLUMBIA NB CROSSROADS FUND II LP

FAI - PRIVATE MARKETS INSIGHT MASTER FUND II

GLSF1 LP

JUNI PE FUND N (EUR) HOLDINGS LP

JUNI PE FUND N (USD) HOLDINGS LP

JUNI PRIVATE EQUITY FUND N (EUR), LP

JUNI PRIVATE EQUITY FUND N (USD), LP

KPS-NB MULTI-STRATEGY FUND I HOLDINGS LP
MEP OPPORTUNITIES FUND HOLDINGS LP
NB - IOWA’S PUBLIC UNIVERSITIES LP
NB 1 PE INVESTMENT HOLDINGS LP
NB 1911 LP
NB AGI PE PORTFOLIO II FUND LP

NB ALABASTER HOLDINGS LP

NB ALPS CAYMAN HOLDINGS LTD

NB ARKANSAS PERS FOO LP

NB ASGA FUND HOLDINGS LP
NB ASSURANT FUND LP

NB AYAME HOLDINGS LP
NB BELLE ISLE FUND LP

NB BLUE ENSIGN FUND LP
NB BLUEPRINT 2025 DIRECT INVESTMENT HOLDCO LP

NB BOTERO HOLDINGS LP

NB BPBI LP

NB BVK HOLDINGS SCSP

NB CANADA 1 FUND HOLDINGS LP

NB CAPITAL SOLUTIONS III HOLDINGS LP
NB CASPIAN HOLDINGS LP

NB CENTRAL VALLEY HOLDINGS LP

NB CIP V ALPHA (USD) LP

NB CIP V DELTA (USD) LP

NB CIP V ECHO (USD) LP

NB CIP V FOXTROT (USD) LP

NB CIP V GOLF (USD) LP

NB CLIFTON PRIVATE EQUITY III HOLDINGS LP

NB CLIFTON PRIVATE EQUITY IV HOLDINGS LP
NB CPEG FUND HOLDINGS LP
NB CREDIT OPPORTUNITIES FUND II LP
NB CREDIT OPPORTUNITIES II EQUITY HOLDINGS (OFFSHORE) LP
NB CROSSROADS 23 LC HOLDINGS LP
NB CROSSROADS 23 MC HOLDINGS LP
NB CROSSROADS 23 SS HOLDINGS LP
NB CROSSROADS 23 VC HOLDINGS LP
NB CROSSROADS 24 LC HOLDINGS LP
NB CROSSROADS 24 MC HOLDINGS LP
NB CROSSROADS 24 SS HOLDINGS LP
NB CROSSROADS 24 VC HOLDINGS LP

NB CROSSROADS 25 BUYOUT HOLDINGS LP

NB CROSSROADS 25 VC HOLDINGS LP
NB CROSSROADS XXII – MC HOLDINGS LP
NB CROSSROADS XXII – VC HOLDINGS LP

NB CRYSTAL PE HOLDINGS LP

NB CS BOLT CO-INVEST LP

NB DIRECT PRIVATE EQUITY 2022 HOLDINGS SCSP

NB DIRECT PRIVATE EQUITY 2024 HOLDINGS SCSP

NB DIRECT PRIVATE EQUITY A-B HOLDINGS SCSP
NB ENHANCED INCOME HOLDINGS LP

NB ENHANCED INCOME HOLDINGS II LP
NB ENSTAR PE OPPORTUNITIES FUND, LP
NB EURO CROSSROADS 2018 HOLDINGS SCSP
NB EURO CROSSROADS 2021 HOLDINGS SCSP
NB EURO CROSSROADS 2024 HOLDINGS SCSP

NB FF HOLDINGS LP

NB FIDEURAM CAPITAL SOLUTIONS LP
NB FLAT CORNER PE HOLDINGS LP
NB GEMINI FUND LP
NB GLOBAL ACCESS HOLDINGS SCSP
NB GREENCASTLE LP
NB INITIUM PE (EUR) HOLDINGS LP
NB INITIUM PE (USD) HOLDINGS LP

NB INITIUM PE II (USD) HOLDINGS LP

NB INITIUM PE III (USD) HOLDINGS LP

NB JAPAN PRIVATE EQUITY OPPORTUNITIES FUND LP

NB KOHAKUCHOU FUND HOLDINGS LP

NB LIQID PE NXT HOLDINGS SCSP
NB OAK LP

NB ODYSSEY LP

NB OPC FUND LP

NB ORIENTALIS PE HOLDINGS LP
NB PA CO-INVESTMENT FUND LP
NB PEP HOLDINGS LIMITED
NB PINNACOL ASSURANCE FUND LP
NB PRIVATE EQUITY CREDIT OPPORTUNITIES HOLDINGS LP
NB PRIVATE PACKAGE LP

NB PT HOLDINGS LP

NB RED PINE LP
NB REMBRANDT HOLDINGS 2018 LP
NB REMBRANDT HOLDINGS 2020 LP
NB REMBRANDT HOLDINGS 2022 LP

NB REMBRANDT HOLDINGS 2024 LP
NB RIVER CITY FUND LP
NB ROCKY MOUNTAIN CO INVEST FUND I LP

NB RP CO-INVESTMENT & SECONDARY FUND LLC
NB RPPE PARTNERS LP
NB SAMPENSION CO-INVEST SCSP

NB SBS US 3 FUND LP
NB SELECT OPPS III MHF LP

NB SELECT OPPS IV MHF LP
NB SELECT OPPS V MHF LP

NB SELECT OPPS VI MHF LP

NB SELECT OPPS VII MHF LP

NB SELECT OPPS VIII MHF LP
NB SHP FUND HOLDINGS LP
NB SI-APOLLO SENGAI FUND HOLDINGS LP

NB SPECIALTY FINANCE INCOME FUND (CAD)
NB SOF III HOLDINGS LP

NB SOF GRANITE FUND LP
NB SOF IV CAYMAN HOLDINGS LP
NB SOF IV HOLDINGS LP
NB SOF V CAYMAN HOLDINGS LP
NB SOF V HOLDINGS LP

NB SOF VI HOLDINGS LP
NB SONORAN FUND LIMITED PARTNERSHIP
NB STAR BUYOUT STRATEGY 2020 HOLDINGS LTD
NB STAR BUYOUT STRATEGY 2021 HOLDINGS LTD

NB STAR BUYOUT STRATEGY 2022 HOLDINGS LTD

NB STAR 2023 HOLDINGS LTD

NB STAR ALTERNATIVES HOLDINGS LTD.
NB STRATEGIC CAPITAL II CO-INVEST LP

NB STRATEGIC CAPITAL LP

NB STRATEGIC CAPITAL II CAYMAN HOLDINGS LP

NB STRATEGIC CAPITAL II HOLDINGS LP

NB STRATEGIC CO-INVESTMENT PARTNERS IV HOLDINGS LP

NB STRATEGIC CO-INVESTMENT PARTNERS V LP

NB STRATEGIC CO-INVESTMENT PARTNERS V-EU SCSP

NB STRATEGIC CO-INVESTMENT PARTNERS V-EURO SCSP

NB STRATEGIC PARTNERSHIP FUND CO-INVESTMENTS LP

NB TCC STRATEGIC HOLDINGS LP

NB TEAM SUPER CO-INVEST FUND LP

NB TPSF EM PE FUND LP

NB VB HOLDINGS SCA SICAV RAIF

NB VENUS 2024 JPY CAYMAN HOLDINGS LTD.

NB VENUS 2024 USD CAYMAN HOLDINGS LTD.

NB WESSEX HOLDINGS LP
NB WILDCATS FUND LP
NBAL HOLDINGS LP

NBCB GLOBAL CO-INV FUND LP
NBFOF IMPACT – HOLDINGS LP

NB-SOMPO RA HOLDINGS LP
NEUB HOLDINGS LP
NEUB RENEWABLE ENERGY HOLDINGS LP

NEUBERGER ABCI FUND SCSP
NEUBERGER BERMAN / NEW JERSEY CUSTOM INVESTMENT FUND III LP

NEUBERGER BERMAN PRIVATE EQUITY RETIREMENT FUND

NEUBERGER EQ PRIVATE EQUITY LP

NEUBERGER SPECIALTY FINANCE SIERRA FUND LP

NYC-NORTHBOUND EMERGING MANAGERS PROGRAM LP

NYC-NORTHBOUND EMERGING MANAGERS PROGRAM II LP
NYSCRF NB CO-INVESTMENT FUND LLC
NYSCRF NB CO-INVESTMENT FUND II LLC
NYSCRF NB CO-INVESTMENT FUND III LLC

NBSF CANADA INVESTORS 2021-1 LP

NBSF III MASTER HOLDINGS LP

NBSF REDWOOD FUND LP

NBSF VICTORIA CO-INVEST (CAYMAN) LP

OLIVE CAYMAN HOLDINGS LTD
PLUTON CAPITAL PARTNERS 2024 JPY CAYMAN HOLDINGS LTD

PLUTON CAPITAL PARTNERS 2024 USD CAYMAN HOLDINGS LTD
PLUTON CAPITAL PARTNERS 2025 EUR CAYMAN HOLDINGS LTD

SJFED PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SJPF PRIVATE EQUITY STRATEGIC PARTNERSHIP, L.P.
SOLEIL 2020 CAYMAN HOLDINGS LTD

SOLEIL 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 EUR CAYMAN HOLDINGS LTD

SOLEIL B 2022 USD CAYMAN HOLDINGS LTD
SOLEIL B 2024 USD CAYMAN HOLDINGS LTD

SOLEIL B CO-INVESTMENT HOLDINGS LP

SOLEIL CO-INVESTMENT HOLDINGS LP

SUNBERG PE OPPORTUNITIES FUND LLC
TORANOMON PRIVATE EQUITY 1, L.P.

By:	/s/ Christian Neira
	Name:	Christian Neira
	Title:	Authorized Signatory

SCHEDULE A

Below is a listing of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by NBAA:

1.	Columbia NB Crossroads Fund II LP
2.	FAI - Private Markets Insight Master Fund II
3.	GLSF1 LP
4.	JUNI PE Fund N (EUR) Holdings LP
5.	JUNI PE Fund N (USD) Holdings LP
6.	JUNI Private Equity Fund N (EUR), LP
7.	JUNI Private Equity Fund N (USD), LP
8.	KPS-NB Multi-Strategy Fund I Holdings LP
9.	MEP Opportunities Fund Holdings LP
10.	NB - Iowa’s Public Universities LP
11.	NB 1 PE Investment Holdings LP
12.	NB 1911 LP
13.	NB AGI PE Portfolio II Fund LP
14.	NB Alabaster Holdings LP
15.	NB Alps Cayman Holdings Ltd
16.	NB Arkansas PERS FOO LP
17.	NB ASGA Fund Holdings LP
18.	NB Assurant Fund LP
19.	NB Ayame Holdings LP
20.	NB Belle Isle Fund LP
21.	NB Blue Ensign Fund LP
22.	NB Blueprint 2025 Direct Investment Holdco LP
23.	NB Botero Holdings LP
24.	NB BPBI LP
25.	NB BVK Holdings SCSp
26.	NB Canada 1 Fund Holdings LP
27.	NB Capital Solutions III Holdings LP
28.	NB Caspian Holdings LP
29.	NB Central Valley Holdings LP
30.	NB CIP V Alpha (USD) LP
31.	NB CIP V Delta (USD) LP
32.	NB CIP V Echo (USD) LP
33.	NB CIP V Foxtrot (USD) LP
34.	NB CIP V Golf (USD) LP
35.	NB Clifton Private Equity III Holdings LP
36.	NB Clifton Private Equity IV Holdings LP
37.	NB CPEG Fund Holdings LP
38.	NB Credit Opportunities Fund II LP
39.	NB Credit Opportunities II Equity Holdings (Offshore) LP
40.	NB Crossroads 23 LC Holdings LP
41.	NB Crossroads 23 MC Holdings LP
42.	NB Crossroads 23 SS Holdings LP
43.	NB Crossroads 23 VC Holdings LP
44.	NB Crossroads 24 LC Holdings LP
45.	NB Crossroads 24 MC Holdings LP
46.	NB Crossroads 24 SS Holdings LP

47.	NB Crossroads 24 VC Holdings LP
48.	NB Crossroads 25 Buyout Holdings LP
49.	NB Crossroads 25 VC Holdings LP
50.	NB Crossroads XXII – MC Holdings LP
51.	NB Crossroads XXII – VC Holdings LP
52.	NB Crystal PE Holdings LP
53.	NB CS Bolt Co-Invest LP
54.	NB Direct Private Equity 2022 Holdings SCSp
55.	NB Direct Private Equity 2024 Holdings SCSp
56.	NB Direct Private Equity A-B Holdings SCSp
57.	NB Enhanced Income Holdings LP
58.	NB Enhanced Income Holdings II LP
59.	NB Enstar PE Opportunities Fund, LP
60.	NB Euro Crossroads 2018 Holdings SCSp
61.	NB Euro Crossroads 2021 Holdings SCSp
62.	NB Euro Crossroads 2024 Holdings SCSp
63.	NB FF Holdings LP
64.	NB Fideuram Capital Solutions LP
65.	NB Flat Corner PE Holdings LP
66.	NB Gemini Fund LP
67.	NB Global Access Holdings SCSp
68.	NB Greencastle LP
69.	NB Initium PE (EUR) Holdings LP
70.	NB Initium PE (USD) Holdings LP
71.	NB Initium PE II (USD) Holdings LP
72.	NB Initium PE III (USD) Holdings LP
73.	NB Japan Private Equity Opportunities Fund LP
74.	NB Kohakuchou Fund Holdings LP
75.	NB LIQID PE NXT Holdings SCSP
76.	NB Oak LP
77.	NB Odyssey LP
78.	NB OPC Fund LP
79.	NB Orientalis PE Holdings LP
80.	NB PA Co-Investment Fund LP
81.	NB PEP Holdings Limited
82.	NB Pinnacol Assurance Fund LP
83.	NB Private Equity Credit Opportunities Holdings LP
84.	NB Private package LP
85.	NB PT Holdings LP
86.	NB Red Pine LP
87.	NB Rembrandt Holdings 2018 LP
88.	NB Rembrandt Holdings 2020 LP
89.	NB Rembrandt Holdings 2022 LP
90.	NB Rembrandt Holdings 2024 LP
91.	NB River City Fund LP
92.	NB Rocky Mountain Co Invest Fund I LP
93.	NB RP Co-Investment & Secondary Fund LLC
94.	NB RPPE Partners LP
95.	NB Sampension Co-Invest SCSp
96.	NB SBS US 3 Fund LP
97.	NB Select Opps III MHF LP

98.	NB Select Opps IV MHF LP
99.	NB Select Opps V MHF LP
100.	NB Select Opps VI MHF LP
101.	NB Select Opps VII MHF LP
102.	NB Select Opps VIII MHF LP
103.	NB SHP Fund Holdings LP
104.	NB SI-Apollo Sengai Fund Holdings LP
105.	NB Specialty Finance Income Fund (CAD)
106.	NB SOF Granite Fund LP
107.	NB SOF III Holdings LP
108.	NB SOF IV Cayman Holdings LP
109.	NB SOF IV Holdings LP
110.	NB SOF V Cayman Holdings LP
111.	NB SOF V Holdings LP
112.	NB SOF VI Holdings LP
113.	NB Sonoran Fund Limited Partnership
114.	NB STAR Buyout Strategy 2020 Holdings Ltd
115.	NB STAR Buyout Strategy 2021 Holdings Ltd
116.	NB STAR Buyout Strategy 2022 Holdings Ltd
117.	NB STAR 2023 Holdings Ltd
118.	NB STAR Alternatives Holdings Ltd.
119.	NB Strategic Capital II Co-Invest LP
120.	NB Strategic Capital LP
121.	NB Strategic Capital II Cayman Holdings LP
122.	NB Strategic Capital II Holdings LP
123.	NB Strategic Co-Investment Partners IV Holdings LP
124.	NB Strategic Co-Investment Partners V LP
125.	NB Strategic Co-Investment Partners V-EU SCSp
126.	NB Strategic Co-Investment Partners V-EURO SCSp
127.	NB Strategic Partnership Fund Co-Investments LP
128.	NB Team Super Co-Invest Fund LP
129.	NB TCC Strategic Holdings LP
130.	NB TPSF EM PE Fund LP
131.	NB VB Holdings SCA SICAV RAIF
132.	NB Venus 2024 JPY Cayman Holdings Ltd.
133.	NB Venus 2024 USD Cayman Holdings Ltd.
134.	NB Wessex Holdings LP
135.	NB Wildcats Fund LP
136.	NBAL Holdings LP
137.	NBCB Global Co-inv Fund LP
138.	NBFOF Impact – Holdings LP
139.	NB-Sompo RA Holdings LP
140.	NEUB Holdings LP
141.	NEUB Renewable Energy Holdings LP
142.	Neuberger ABCI Fund SCSp
143.	Neuberger Berman / New Jersey Custom Investment Fund III LP
144.	Neuberger Berman Private Equity Retirement Fund
145.	Neuberger EQ Private Equity LP
146.	Neuberger Specialty Finance Sierra Fund LP
147.	NYC-NorthBound Emerging Managers Program LP
148.	NYC-NorthBound Emerging Managers Program II LP

149.	NYSCRF NB Co-Investment Fund LLC
150.	NYSCRF NB Co-Investment Fund II LLC
151.	NYSCRF NB Co-Investment Fund III LLC
152.	NBSF Canada Investors 2021-1 LP
153.	NBSF III Master Holdings LP
154.	NBSF Redwood Fund LP
155.	NBSF Victoria Co-Invest (Cayman) LP
156.	Olive Cayman Holdings Ltd
157.	Pluton Capital Partners 2024 JPY Cayman Holdings Ltd
158.	Pluton Capital Partners 2024 USD Cayman Holdings Ltd
159.	Pluton Capital Partners 2025 EUR Cayman Holdings Ltd
160.	SJFED Private Equity Strategic Partnership, L.P.
161.	SJPF Private Equity Strategic Partnership, L.P.
162.	Soleil 2020 Cayman Holdings Ltd
163.	Soleil 2022 EUR Cayman Holdings Ltd
164.	Soleil B 2022 EUR Cayman Holdings Ltd
165.	Soleil B 2022 USD Cayman Holdings Ltd
166.	Soleil B 2024 USD Cayman Holdings Ltd
167.	Soleil B Co-Investment Holdings LP
168.	Soleil Co-Investment Holdings LP
169.	SunBerg PE Opportunities Fund LLC
170.	Toranomon Private Equity 1, L.P.

The existing Wholly-Owned Investment Subs of NB Private Markets Access Fund LLC are set forth below:

1.	NB CR PMAF Blocker LLC
2.	NB PMAF IC LLC

The existing Wholly-Owned Investment Subs of NB Asset-Based Credit Fund are set forth below:

1.	NB Asset-Based Credit Holdings A LLC
2.	NB Asset-Based Credit Holdings B LLC
3.	NB Asset-Based Credit Trust 2025-1

EXHIBIT A

Resolutions of each of the Boards of Managers/Directors/Trustees of PMF IV, PMF V, PMF VI, PMF VII, PMAF and ABC Fund (each, a “Fund”)

WHEREAS, the Securities and Exchange Commission (the “Commission”) has approved a form of modernized co-investment relief that seeks to establish a principles-based framework and approach to engaging in co-investment transactions that would otherwise be prohibited by Section 17(d) and Section 57(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder; and

WHEREAS, such form of modernized relief would provide additional flexibility to investment companies to co-invest in negotiated transactions alongside affiliates; and

WHEREAS, in light of the foregoing, the officers (the “Authorized Officers”) of the Fund deem it advisable and in the best interest of the Fund to apply for such modernized relief; now therefore be it

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed in the name of the Fund and on behalf of the Fund to make or cause to be made, and to execute and cause to be filed with the Commission, an application for co-investment exemptive relief under the 1940 Act (the “Co-Investment Exemptive Application”); and

FURTHER RESOLVED, that each of the Authorized Officers of the Fund is hereby authorized in the name and on behalf of the Fund to make or cause to be made, and to execute and cause to be filed with the Commission, any and all amendments to such Co-Investment Exemptive Application, effecting such changes as any such Authorized Officer or Authorized Officers, with the advice of counsel, may deem necessary or advisable; and

FURTHER RESOLVED, that each of the Authorized Officers of the Fund is hereby authorized in the name and on behalf of the Fund, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such Authorized Officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

Adopted April 24, 2025